Exhibit 21.1

Name	Jurisdiction	Ownership
Benefactum Alliance Holdings Company Limited	British Virgin Islands	100%
Benefactum Sino Limited	Hong Kong	100%
Benefactum Alliance (Shenzhen) Investment Consulting Co., Ltd.	People’s Republic of China	100%
Benefactum Alliance Business Consulting (Beijing) Co., Ltd.	People’s Republic of China	VIE